UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Telecom Italia S.p.A.
(Name of Issuer)
Ordinary shares, nominal value euro 0.55 par value each
(Title of Class of Securities)
87927W10
(CUSIP Number)
Lucila Rodríguez Jorge
Telefónica, S.A.
28050 Madrid, Spain
Telephone: (+34) 91 4823734
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 28, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87927W10

1	NAMES OF REPORTING PERSONS TELEFÓNICA, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

THE KINGDOM OF SPAIN

	7	SOLE VOTING POWER

NUMBER OF		[None]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,278,702,623*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		[None]

WITH	10	SHARED DISPOSITIVE POWER

3,278,702,623*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,278,702,623*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.5%

14	TYPE OF REPORTING PERSON

CO
* 3,278,702,623 is the total number of Telecom Italia S.p.A. shares owned by Telco S.p.A., representing approximately 24.5% of Telecom Italia S.p.A.’s share capital. However, Telefónica, S.A. only owns 42.3% of Telco S.p.A.

SCHEDULE 13D
This Amendment No. 2 (this “Amendment”) amends the statement on Schedule 13D, dated October 31, 2007, as subsequently amended by Amendment No. 1 dated November 26, 2007 (the “Schedule 13D”), filed by Telefónica, S.A., a corporation organized under the laws of the Kingdom of Spain (“Telefónica”), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A. (the “Telecom Italia Shares”), a company incorporated under the laws of the Republic of Italy (“Telecom Italia”). Except as expressly provided, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule 13D.
Introduction
On April 28, 2007, a group of investors (the “Investors”) made up of Assicurazioni Generali S.p.A. (“AG” and, together with the AG group companies (Alleanza Toro S.p.A., formerly known as Alleanza Assicurazioni S.p.A., INA Assitalia S.p.A., Generali Lebenversicherung A.G., formerly known as Volksfürsorge Deutsche Lebenversicherung A.G. and Generali Vie S.A.) that became investors on October 25, 2007 pursuant to the October 25th Amendment (as defined below), together, “Generali”), Sintonia S.A. (“SI”), Intesa Sanpaolo S.p.A. (“Intesa Sanpaolo”), Mediobanca S.p.A. (“Mediobanca” and, together with Generali, SI and Intesa Sanpaolo, the “Italian Investors”) and Telefónica entered into a co-investment agreement (as subsequently amended by an amendment agreement on October 25, 2007 (the “October 25th Amendment”), the “Co-Investment Agreement”). The Co-Investment Agreement established the terms and conditions for their participation in Centotrenta 4/6 S.r.l., an Italian company with registered office at Galleria del Corso 2, Milan, Italy, fiscal code n. 05277610969 subsequently transformed into an Italian joint stock company and renamed as Telco S.p.A. (“Telco”), an Italian corporation. On November 15, 2007, the registered office of Telco was transferred to Via Filodrammatici 3, Milan, Italy.
Through Telco, the Investors purchased the entire share capital of Olimpia S.p.A. (“Olimpia”), which in turn held at that time 2,407,345,359 Telecom Italia Shares, or approximately 18% of the ordinary share capital of Telecom Italia, from Pirelli & C. S.p.A. (“Pirelli”) and Sintonia S.p.A. and SI (together, “Sintonia”). The closing of the purchase of the entire share capital of Olimpia, divided into 4,630,233,510 ordinary shares (the “Olimpia Shares”) pursuant to the Share Purchase Agreement occurred on October 25, 2007, following the receipt of the announcement of forthcoming governmental approvals from the Brazilian telecommunications authority on October 23, 2007 (the “Announcement”), an unofficial English translation of which was previously filed as Exhibit 6 to Schedule 13D.
In addition to Telco’s participation in Telecom Italia’s ordinary share capital through its interest in Olimpia, on October 25, 2007, pursuant to the Co-Investment Agreement, Generali and Mediobanca contributed to Telco the Telecom Italia Shares they held on that date. These shares amounted to 5.6% of Telecom Italia’s ordinary share capital, with the individual contributions of Generali and Mediobanca amounting to 4.06% and 1.54%, respectively, of Telecom Italia’s ordinary share capital, and brought Telco’s direct and indirect participation in Telecom Italia’s ordinary share capital to approximately 23.6%. Copies of the Co-Investment Agreement and the October 25th Amendment were previously filed as Exhibits 1 and 2 to the Schedule 13D, respectively.
On April 28, 2007, the Investors also entered into a shareholders agreement (as subsequently amended, the “Shareholders Agreement”), pursuant to which the Investors set out, among other things, the principles of corporate governance of Telco and Olimpia, respectively, the transfer of Telco’s shares and any Olimpia Shares or Telecom Italia Shares directly or indirectly owned by Telco and the principles of designation, among the Investors, of candidates to be included in a common list for the appointment of directors of Telecom Italia under the voting list mechanism provided for by Telecom Italia’s by-laws. A copy of the Shareholders Agreement was previously filed as Exhibit 3 to the Schedule 13D.

Pursuant to the October 25th Amendment, the Investors acknowledged the content of the Announcement and each of the Investors undertook to implement the content thereof through appropriate actions within the time frame set forth therein.
On November 19, 2007, the Investors entered into an Amendment to the Shareholders Agreement and to the Bylaws (the “November 19th Amendment”) to address the content of the Announcement, and each of the Investors undertook to implement such content through appropriate legal measures and actions including amending the Shareholders Agreement and by-laws of Telco as provided in the November 19th Amendment. A copy of the November 19th Amendment was previously filed as Exhibit 12 to the Schedule 13D and an unofficial English translation of the amended and restated by-laws of Telco (the “Telco By-laws”) was previously filed as Exhibit 13 to the Schedule 13D.
Separately, on November 6, 2007, pursuant to the Shareholders’ Agreement, Telco and Telefónica entered into a Call Option Agreement (the “Option Agreement”) to grant Telefónica an option to purchase Telecom Italia Shares or Olimpia Shares, as the case may be, from Telco in the event that a decision to dispose or encumber Telecom Italia Shares or Olimpia Shares, as the case may be, or any rights attached thereto, including but not limited to voting rights, is taken by the board of directors of Telco by simple majority and Telefónica is a dissenting party. A copy of the Option Agreement was previously filed as Exhibit 11 to the Schedule 13D. On November 15, 2007, pursuant to Article 5 of the Option Agreement, Olimpia adhered to and accepted all the terms and conditions of the Option Agreement. A copy of the Olimpia adherence letter was previously filed as Exhibit 14 to the Schedule 13D.
In March 2008, Telco acquired 121,530,000 Telecom Italia Shares, representing 0.91% of Telecom Italia’s ordinary share capital. As a result, Telco’s holding in Telecom Italia increased from 23.6% to 24.5%, equal to 3,278,702,623 Telecom Italia Shares.
On October 28, 2009, SI requested, pursuant to Article 11(b) of the Shareholders Agreement, the non-proportional de-merger of Telco, with the assignment of its pro rata share of the assets and liabilities of Telco (comprised of Telecom Italia Shares held by Telco representing approximately 2.06% of Telecom Italia share capital).
On the same date, the Investors other than SI, namely Intesa Sanpaolo, Mediobanca, Generali and Telefónica (collectively, the “Non-Exiting Shareholders”) acknowledged SI’s decision and, by entering into a Renewal Agreement dated October 28, 2009 (the “Renewal Agreement”), agreed (i) not to request the non-proportional de-merger of Telco, with the assignment of their corresponding share of Telecom Italia Shares at that time; and (ii) to renew the Shareholders Agreement for an additional term of three years until April 27, 2013 (effective as of April 28, 2010) substantially on the same terms and conditions, except to provide (a) that the right of the Non-Exiting Shareholders to request the non proportional de-merger of Telco not later than six months prior to the new expiry date will only be exercisable in the period between October 1, 2012 and October 28, 2012, and (b) for an early withdrawal right period exercisable between April 1, 2011 and April 28, 2011, (such Shareholders Agreement, as amended and renewed, the “New Shareholders Agreement”). A copy of the Renewal Agreement is filed as Exhibit 15 hereto.
The Non-Exiting Shareholders also agreed, in the Renewal Agreement, to consider and evaluate — together with SI — mutually agreed alternative ways to permit SI to exit Telco, other than through non proportional de-merger.

In connection with the Renewal Agreement, separately, on October 28, 2009, Telco and Telefónica entered into an Amendment Deed to the Call Option Agreement (the “Amendment to Option Agreement”) (i) to extend the term of the Option Agreement to coincide with the expiration date of the New Shareholders Agreement, and (ii) to exempt certain transactions regarding the Telecom Italia Shares, namely those related to the exercise of de-merger and early withdrawal rights pursuant to Article 11(b) of the Shareholders Agreement. A copy of the Amendment to Option Agreement is filed as Exhibit 16 hereto.
Items 3, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:
Item 3. Source and Amount of Funds or Other Consideration.
Telco’s March 2008 acquisition of 121,530,000 Telecom Italia Shares (representing 0.91% of Telecom Italia’s share capital) was made in cash for a total consideration of approximately euro 149,846,490 and was funded through an existing loan facility granted by Intesa Sanpaolo and Mediobanca to Telco.
Item 5. Interest in Securities of the Issuer.
Following the acquisition, in March 2008, of 121,530,000 Telecom Italia Shares (representing 0.91% of Telecom Italia’s share capital) made by Telco, Telefónica together with the Italian Investors, through Telco, may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the dispositions of 3,278,702,623 Telecom Italia Shares, representing approximately 24.5% of the outstanding Telecom Italia Shares. However, Telefónica only owns 42.3% of Telco.
Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.
RENEWAL AGREEMENT
The following summary of certain material provisions of the Renewal Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 15 to this filing.
SI Exit
The Renewal Agreement provides that the Non-Exiting Shareholders shall (i) not request the non proportional de-merger of Telco pursuant to Article 11(b) of the Shareholders Agreement currently in force; (ii) consider and evaluate — together with SI — alternative ways to permit SI to exit Telco (the “Alternative Exit”); provided, however, that such Alternative Exit will be pursued only if and to the extent that it is agreed by the Non-Exiting Shareholders and SI at their own discretion prior to the completion of the de-merger; and (iii) acknowledge that SI shall no longer be bound by the Shareholders Agreement upon the earlier of (x) the completion of the de-merger or the completion of the Alternative Exit and (y) the expiry date of the Shareholder Agreement currently in force, falling on April 28, 2010.

New Shareholders Agreement
In the Renewal Agreement, the Non-Exiting Shareholders acknowledged and agreed (i) that the Shareholders Agreement shall remain in full force and effect among the parties until its expiry date, falling on April 28, 2010, and (ii) to renew the Shareholders Agreement, subject to the amendments described below, substantially on the same terms and conditions, in the form of the New Shareholders Agreement that will have a term of three years, expiring on April 27, 2013.
The Renewal Agreement further provides, among other things that: (i) the right of each Not-Exiting Shareholder under Article 11(b) of the New Shareholders Agreement to request the non-proportional de-merger of Telco no later than six months prior to the expiry date of the New Shareholders Agreement, will only be exercisable in the period between October 1 and October 28, 2012 (the “Final Notice Period”); provided, however, that if the request for de-merger by one or more such Non-Exiting Shareholders is made during the last five days of the Final Notice Period, then the Final Notice Period shall be extended to November 5, 2012; (ii) each of the Non-Exiting Shareholders shall also have the right to withdraw from the New Shareholders Agreement (the “Right to Withdraw”) and to require the other Parties to cause the non-proportional de-merger of Telco pursuant to Article 11(b) of the New Shareholders Agreement by sending the relevant notice in the period between April 1 and April 28, 2011 (the “Early Withdrawal Notice Period”); provided, however, that if the request for de-merger by one or more such Non-Exiting Shareholder is made during the last five days of the Early Withdrawal Notice Period, then the Early Withdrawal Notice Period shall be extended to May 5, 2011. Such withdrawal will be effective for such Non-Exiting Shareholder as of the date of completion of the de-merger, provided that the New Shareholders Agreement will continue in full force and effect (a) with respect to such Non-Exiting Shareholder, until the earlier of the date of completion of the de-merger and the expiry date of the New Shareholders Agreement, and (b) with respect to the other Non-Exiting Shareholders, the expiry date of the New Shareholders Agreement, falling on April 27, 2013.
The description of the Renewal Agreement in the Introduction to this Amendment is incorporated herein by reference.
AMENDMENT TO OPTION AGREEMENT
The following summary of certain material provisions of the Amendment to Option Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 16 to this Amendment.
In connection with the execution of the Renewal Agreement, in the Amendment to Option Agreement, Telco and Telefónica have agreed to reflect the new term of the New Shareholders Agreement and extend the term of the Option Agreement through the expiration date of the New Shareholders Agreement, occurring on April 27, 2013.
Telco and Telefónica have also agreed that the call option of Telefónica shall not apply to the Telecom Italia Shares that the board of directors of Telco will have resolved to transfer to SI or to any Non-Exiting Shareholder having exercised the Right to Withdraw following (i) any Alternative Exit that will have been agreed by all Non-Exiting Shareholders as an alternative way to permit SI to exit from Telco pursuant to Article 1 of the Renewal Agreement, or (ii) an alternative way that will have been agreed by all Non-Exiting Shareholders to permit a party that has exercised the Right to Withdraw to exit from Telco.
The description of the Amendment to Option Agreement in the Introduction to this Amendment is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit 15:
Renewal Agreement, dated October 28, 2009, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A., Generali Lebensversicherung A.G.), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.

Exhibit 16:	Amendment Deed to the Call Option, dated October 28, 2009, by and between Telefónica S.A. and Telco S.p.A.

Exhibit 17:	Joint press release, dated October 28, 2009, issued by Telefónica S.A., Assicurazioni Generali S.p.A, Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 23 , 2009

TELEFÓNICA, S.A.
By:	/s/ María Luz Medrano Aranguren
	Name:	María Luz Medrano Aranguren
	Title:	Group General Vice Counsel

Exhibit Index

Exhibit No.

99.1	Co-Investment Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.2	Amendment to the Co-Investment Agreement and the Shareholders’ Agreement, dated October 25, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.3	Shareholders’ Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.5	Share Purchase Agreement, dated May 4, 2007, by and among the Investors, Pirelli and Sintonia.*

99.6	The Announcement of the Board of Commissioners of the Brazilian National Telecommunications Agency (Anatel) related to the Transaction, dated October 23, 2007 (unofficial English translation).*

99.10	By-laws of Telco S.p.A. prior to November 19, 2007 (See exhibit 99.13) (unofficial English translation).*

99.11	Call Option Agreement, dated November 6, 2007, between Telefónica and Telco.*

99.12	Amendment to Shareholders Agreement and to Bylaws, dated November 19, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.13	Amended and Restated By-laws of Telco (unofficial English translation).*

99.14	Letter of Adherence to the Call Option Agreement by Olimpia S.p.A., dated November 15, 2007.*

99.15
Renewal Agreement, dated October 28, 2009, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A., Generali Lebensversicherung A.G.), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.

99.16	Amendment Deed to the Call Option, dated October 28, 2009, by and between Telefónica S.A. and Telco S.p.A.

99.17	Joint press release, dated October 28, 2009, issued by Telefónica S.A., Assicurazioni Generali S.p.A, Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.

*	Previously filed.